SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of key financial and performance indicators for the first quarter of 2018, dated April 27, 2018.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 27, 2018	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS

FOR THE FIRST QUARTER OF 2018

The unaudited financial data of the Group for the first quarter of 2018

•	Operating revenues were RMB96,613 million, representing an increase of 5.6% over the same period of last year

•	Service revenues were RMB87,967 million, representing an increase of 7.1% over the same period of last year

•	EBITDA was RMB26,508 million, representing an increase of 6.8% over the same period of last year

•	Profit attributable to equity holders of the Company was RMB5,698 million, representing an increase of 6.5% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2018.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2018 to 31 March 2018 (RMB million)	For the period from 1 January 2017 to 31 March 2017 (RMB million)	Increase/ (Decrease)
		(Restated)*
Operating revenues	96,613	91,491	5.6%

of which: Service revenues[1]	87,967	82,137	7.1%

Operating expenses
Depreciation and amortisation	(18,225)	(17,014)	7.1%
Network operations and support	(27,249)	(23,796)	14.5%
Selling, general and administrative	(13,963)	(14,167)	(1.4%)
Personnel expenses	(17,392)	(16,566)	5.0%
Other operating expenses	(11,501)	(12,142)	(5.3%)

Total operating expenses	(88,330)	(83,685)	5.6%

Operating profit	8,283	7,806	6.1%

Net finance costs	(871)	(925)	(5.8%)
Investment income and share of profits of associates	204	268	(23.9%)

Profit before taxation	7,616	7,149	6.5%
Income tax	(1,886)	(1,776)	6.2%

Profit for the quarter	5,730	5,373	6.6%

Profit attributable to:
Equity holders of the Company	5,698	5,351	6.5%
Non-controlling interests	32	22	45.5%

	As at 31 March 2018 (RMB million)	As at 31 December 2017 (RMB million)
Total Assets	655,866	661,194	(0.8%)
Total Liabilities	(320,485)	(334,497)	(4.2%)

Total Equity[2]	335,381	326,697	2.7%

*	Certain figures for the first quarter of 2017 were retrospectively restated due to the acquisition of satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited by the Group in year 2017. Please refer to note 1 to the audited consolidated financial statements in 2017 Annual Report for details.
1.	Service revenues were calculated based on operating revenues minus sales of mobile terminals (first quarter of 2018: RMB7,490 million; first quarter of 2017: RMB8,233 million), sales of wireline equipment and other non-service revenues (first quarter of 2018: total RMB1,156 million; first quarter of 2017: total RMB1,121 million).
2.	The Group adopted IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” since 1 January 2018. For IFRS 15 and IFRS 9, the Group applied the limited retrospective method choosing not to restate the comparative information for prior periods in accordance with the requirements under the accounting standards. The adjustments from the adoption of IFRS 15 and IFRS 9 resulted in an increase of the opening balance of retained earnings of the Group as at 1 January 2018 by approximately RMB3.1 billion in aggregate.

Business Data

	As at 31 March 2018/ For the period from 1 January 2018 to 31 March 2018	As at 31 December 2017/ For the period from 1 October 2017 to 31 December 2017	As at 30 September 2017/ For the period from 1 July 2017 to 30 September 2017
Mobile Subscribers (Million)	265.30	249.96	240.56
of which 4G Users (Million)	200.26	182.04	167.52
Net Add of Mobile Subscribers (Million)	15.34	9.40	10.71
of which Net Add of 4G Users (Million)	18.22	14.52	15.50
Handset Data Traffic (kTB) [3]	2,178.0	1,576.6	895.2
Mobile Voice Usage (Billion Minutes)	193.18	198.92	193.94
Wireline Broadband Subscribers (Million)	137.29	133.53	131.31
of which Fibre-to-the-Home (FTTH) subscribers (Million)	130.17	126.17	121.80
Net Add of Wireline Broadband Subscribers (Million)	3.76	2.22	3.21
of which Net Add of FTTH subscribers (Million)	4.00	4.37	4.57
Access Lines in Service (Million)	120.88	121.80	123.31
Net Increase/(Decrease) of Access Lines in Service (Million)	(0.92)	(1.51)	(1.01)
Wireline Local Voice Usage (Billion Pulses)	15.22	17.59	19.06
Wireline Long Distance Usage (Billion Minutes)	3.15	3.64	3.97

For the first quarter of 2018, facing the increasing intensified market competition, the Group stepped forward with keen determination to surmount tough difficulties. With thorough exploitation of all-rounded competitive capabilities persistently constructed and accumulated over the years as well as increased efforts in promotion of comprehensive in-depth reforms, the Group fully leveraged the advantages of “multi-mode” handsets, promoted large data traffic products and insisted on integrated operation strategy. As a result, mobile services maintained rapid growth momentum. The number of mobile subscribers reached approximately 265 million, representing a net addition of 15.34 million; of which the number of 4G users reached 200 million, representing a net addition of 18.22 million. The handset data traffic3 increased by 343% over the same period of last year and continued to maintain rapid growth. The monthly average data traffic per 4G user reached 3,907 MB. The Group continued to deepen the integration of Fibre-to-the-Home (FTTH) and Smart Family products and fully promoted the rapid growth of emerging businesses including e-Surfing HD, IDC, cloud and Big Data. The wireline services achieved healthy growth momentum. The wireline broadband subscribers reached 137 million, representing a net addition of 3.76 million; of which FTTH subscribers reached a total of 130 million. The net addition of e-Surfing HD subscribers was 7.62 million, reaching a total of 93.38 million.

3.	Handset data traffic represents the data traffic generated from 3G and 4G handset internet access.

For the first quarter of 2018, the Group had solid performance in its overall results with steady enhancement in operating revenues and net profits. The operating revenues were RMB96,613 million, representing an increase of 5.6% over the same period of last year; of which the service revenues were RMB87,967 million, representing an increase of 7.1% over the same period of last year. The operating expenses increased by 5.6% over the same period of last year. Of which, the depreciation and amortisation expenses increased by 7.1% over the same period of last year which was mainly due to the corresponding increase brought by the investment in 4G and fibre broadband in recent years. The network operations and support expenses increased by 14.5% over the same period of last year which was mainly attributable to the increase in operating and maintenance expenses to assure for high-quality network services and the write-off of certain obsolete network equipment. The selling, general and administrative expenses decreased by 1.4% over the same period of last year as a result of the optimisation of the Group’s sales and marketing model and the impact on the implementation of new revenue recognition standard. The personnel expenses increased by 5.0% over the same period of last year whereas the growth magnitude was lower than the revenue growth rate. During the period, the net finance costs decreased by 5.8% over the same period of last year as a result of the increased efforts in stringent control over capital centralisation and scale of interest-bearing debts as well as the optimisation of debts structure. The profit attributable to equity holders of the Company was RMB5,698 million, representing an increase of 6.5% over the same period of last year. EBITDA4 was RMB26,508 million, representing an increase of 6.8% over the same period of last year. EBITDA margin5 was 30.1%.

In the future, the Group will promote deepened supply-side structural reform and accelerate transformation and upgrades, fostering quality reform, efficiency reform and impetus reform. Leveraging all-round competitive capabilities and insisting on integration and innovation, the Group will implement a more proactive marketing strategy to accelerate efficient scale development and persistently promote cost reduction and efficiency enhancement, while appropriately responding to the changes of regulations as well as maintaining good growth momentum. Meanwhile, with the Group’s devoted efforts to deeply promote network intelligentisation, service ecologicalisation and operation intellectualisation, a new generation of informatisation fundamental infrastructure featuring “Internet of everything, human-computer interaction as well as integration of satellite with existing network as a whole” is being created and built. With the establishment of integrated ecology between information technology and various sectors and industries, the Group will enhance corporate total factor productivity and march towards the three major goals of “construction of Cyberpower, building a first-class enterprise, co-establishment of better living”, endeavouring to continuously create new value for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Telecom Corporation Limited

Yang Jie

Chairman and Chief Executive Officer

Beijing, China, 27 April 2018

4.	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
5.	EBITDA margin was calculated based on EBITDA divided by service revenues.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Liu Aili (as the president and chief operating officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).